Exhibit 1

The Yucaipa Companies

Ron Burkle

October 15, 2013

Board of Directors Morgans Hotel Group Co. 475 Tenth Avenue New York, NY 10018	via e-mail: david.smail@morganshotelgroup.com

RE: Offers regarding the acquisition for all or substantial part of Morgans

Ladies and Gentlemen:

We are writing again about the current Morgans board’s failure to engage in a meaningful sales process for the company. We believe that the Morgans stockholders overwhelmingly support the sale of the company to an appropriate buyer. Because of the materiality of such a transaction, we believe that you have a duty to keep stockholders informed of any inquiries or offers received for the company (or a substantial part thereof).

We sent a letter to Jason Kalisman on August 30, 2013 urging both a sales process and increased transparency by the board, neither of which has occurred. Instead, on September 30, 2013 the board announced an effective extension of the company’s poison pill by revoking the prior board’s determination to terminate it prior to October 3, 2013.

It is time to fulfill your fiduciary duties to the stockholders and engage in a sales process and to disclose to the stockholders promptly any inquiries or offers to purchase the company or any of its material assets.

Sincerely,

/s/ Ron Burkle
Ron Burkle

cc:	Judi Kitano Ira Tochner Brad Nugent Robert P. Bermingham Richard Lieb – Greenhill Advisors

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